05039588

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.G. Menk & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Dorsey Road
(No. and Street)

Hanover (City) Maryland (State) 21076 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.
(Name – *if individual, state last, first, middle name*)

500 East Pratt Street Suite 200 (Address) Baltimore (City), Maryland (State) 21202-3100 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, Charles G. Menk, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.G. Menk & Associates, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

C.G. MENK & ASSOCIATES, INC.

DECEMBER 31, 2004 AND 2003

C.G. Menk & Associates, Inc.

TABLE OF CONTENTS

	PAGE
ANNUAL AUDITED REPORT - FORM X-17a-5 PART III - FACING PAGE	3
INDEPENDENT AUDITORS' REPORT	5
FINANCIAL STATEMENTS	
STATEMENTS OF FINANCIAL CONDITION	6
STATEMENTS OF OPERATIONS	7
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY	8
STATEMENTS OF CASH FLOWS	9
NOTES TO FINANCIAL STATEMENTS	10
SUPPLEMENTAL INFORMATION	
SCHEDULES OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	16
RECONCILIATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL	17
EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3	18
SIPC ASSESSMENT	19
INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5	20

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

We have audited the accompanying statements of financial condition of C.G. Menk & Associates, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.G. Menk & Associates, Inc. as of December 31, 2004 and 2003, and the results of its operations, changes in stockholder's equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Baltimore, Maryland
February 3, 2005

C.G. Menk & Associates, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2004 and 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 22,608	$ 12,240
Certificate of deposit	10,042	7,021
Commissions receivable	6,020	26,948
Deposits	3,329	3,329
Prepaid expenses	2,823	4,353
Investment securities available for sale	2,575	2
Total current assets	47,397	53,893
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $19,153 and $14,381	6,937	11,709
Total assets	$ 54,334	$ 65,602
STOCKHOLDERS' EQUITY		
COMMITMENTS AND CONTINGENCIES	$ -	$ -
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value 500,000 authorized; 250,000 and 211,000 shares issued and outstanding	250	211
Additional paid-in capital	315,738	273,268
Accumulated deficit	(264,226)	(207,877)
Accumulated other comprehensive income	2,572	-
Total stockholders' equity	$ 54,334	$ 65,602

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31, 2004 and 2003

	2004	2003
Revenue		
Commissions	$ 153,529	$ 118,496
Interest income	50	64
Rental income	-	722
Other income	531	314
Total revenue	154,110	119,596
Expenses		
Advertising	419	-
Administrative	-	28
Consulting fees	90,451	27,528
Contributions	2,143	269
Depreciation	4,772	4,772
Dues and subscriptions	1,061	1,028
Insurance	949	1,007
Office expense	10,691	12,018
Other expense	-	122
Postage and delivery	653	1,677
Printing and reproduction	-	175
Professional fees	6,548	7,639
Rent	38,813	33,244
Repairs and maintenance	681	891
Taxes and licenses	5,467	5,534
Telephone	5,302	4,509
Travel and entertainment	-	271
Total expenses	167,950	100,712
NET (LOSS) INCOME	$ (13,840)	$ 18,884
(Loss) income per common share	$ (0.06)	$ 0.09

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2004 and 2003

	Common stock		Additional paid-in capital	Accumulated deficit	Comprehensive income (loss)	Accumulated other comprehensive income	Total
	Shares	Amount					
Balance, December 31, 2002	100,000	$ 108,853	$ 47,376	$ (117,761)		$ -	$ 38,468
Transfer due to changes in par value	-	(108,753)	108,753	-		-	-
Stock dividend	100,000	100	108,900	(109,000)		-	-
Regulation D stock offering	11,000	11	8,239	-		-	8,250
Net income	-	-	-	18,884		-	18,884
Balance, December 31, 2003	211,000	211	273,268	(207,877)		-	65,602
Stock dividend	39,000	39	42,470	(42,509)		-	-
Comprehensive income							
Net loss	-	-	-	(13,840)	$ (13,840)		(13,840)
Other comprehensive income, Unrealized gain on securities	-	-	-	-	2,572	2,572	2,572
					$ (11,268)		
Balance, December 31, 2004	250,000	$ 250	$ 315,738	$ (264,226)		$ 2,572	$ 54,334

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net (loss) income	$ (13,840)	$ 18,884
Adjustments to reconcile net (loss) income to net cash used in operating activities		
Depreciation	4,772	4,772
Changes in assets and liabilities		
Decrease (increase) in commissions receivable	20,928	(25,966)
Decrease in prepaid expenses	1,530	248
Net cash provided by (used in) operating activities	13,390	(2,062)
Cash flows from investing activities		
Increase in investments available for sale	(1)	-
Purchase of certificate of deposit	(3,021)	(7,021)
Proceeds of maturity of certificate of deposits	-	6,922
Net cash used in investing activities	(3,022)	(99)
Cash flows from financing activities		
Proceeds from Regulation D stock offering	-	8,250
Net cash provided by financing activities	-	8,250
NET INCREASE IN CASH AND CASH EQUIVALENTS	10,368	6,089
Cash and cash equivalents, beginning of year	12,240	6,151
Cash and cash equivalents, end of year	$ 22,608	$ 12,240

See notes to financial statements

NOTE A - ORGANIZATION

C.G. Menk & Associates, Inc. (the Company), a Delaware corporation, was formed on January 27, 1995, for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The services provided are for individual and institutional customers in the Mid-Atlantic region, and Ohio and related consulting services. The Company operates its broker/dealer business as an introducing firm only.

For the years ended December 31, 2004 and 2003, the broker/dealer business accounted for 99% and 99%, respectively, of total revenue.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash Equivalents

All highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. Commissions receivable are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for income tax purposes.

Investment Securities

Investments classified as available for sale are those debt securities intended to be held for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as other comprehensive income. Realized gains or losses, determined on the basis of the cost or specific securities sold, are included in earnings. Investments classified as available for sale consist of shares and warrants of corporate securities.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual stockholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising

All costs associated with advertising are expensed in the year incurred.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income (loss) per Common Share

Income (loss) per common share is based on net income divided by the weighted average number shares outstanding. Weighted average common shares outstanding for 2004 and 2003 were 240,250 and 211,000 shares.

Reclassifications

Certain items from the prior year financial statements have been reclassified to conform to the current year presentation.

NOTE C - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 and 2003, are as follows:

	2004	2003
Furniture and fixtures	$ 4,731	$ 4,731
Computer equipment	21,359	21,359
	26,090	26,090
Less accumulated depreciation	19,153	14,381
	$ 6,937	$ 11,709

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $35,979 and $22,590 at December 31, 2004 and 2003, respectively, which satisfied the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0 to1 at December 31, 2004 and 2003, respectively.

NOTE E - INVESTMENT SECURITIES

The amortized costs, gross unrealized gains (losses) and fair value of securities available for sale are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair Value
December 31, 2004				
Corporate Securities	$ 3	$ 2,572	$ -	$ 2,575

	Amortized cost	Gross unrealized gains	Gross unrealized (losses)	Fair Value
December 31, 2003				
Corporate Securities	$ 2	$ -	$ -	$ 2

There were no gross realized gains or losses from sales of securities for the years ended December 31, 2004 and 2003.

NOTE F - RELATED PARTY TRANSACTIONS

Consulting Fees

The owners and members of the Board of Directors of the Company received commissions in the amounts of $90,451 and $27,528 for the years ended December 31, 2004 and 2003, respectively. The amounts are included in consulting fees in the accompanying financial statements.

NOTE G - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The owners of the Company are responsible for the majority of the revenue earned by the Company.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company executed a new lease for a copier/printer on November 27, 2001, which will expire in 2005. Total rental expenses under the lease, which were included in office expense, were $6,286 and $5,334, respectively, for the years ended December 31, 2004 and 2003.

The Company executed a new lease for office space on April 3, 2002, which will expire in 2007. Total rental expense under the lease was $38,813 and $33,244 for the year ended December 31, 2004 and 2003, respectively.

Future minimum lease commitments (rental income) for the operating lease as of December 31, 2004, are as follows:

	Equipment	Office Space	Total
December 31, 2005	$ 4,740	$ 35,239	$ 39,979
2006	-	36,297	36,297
2007	-	18,416	18,416
	$ 4,740	$ 89,952	$ 94,692

SUPPLEMENTAL INFORMATION

C.G. Menk & Associates, Inc.

SCHEDULES OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Years ended December 31, 2004 and 2003

	2004	2003
COMPUTATION OF NET CAPITAL		
Total stockholders' equity from statements of financial condition	$ 54,334	$ 65,602
Less: Nonallowable assets		
Investments	(2,575)	(2)
Prepaid expenses	(2,823)	(4,353)
Commissions receivable	(6,020)	(26,948)
Property and equipment	(6,937)	(11,709)
Net capital before haircuts on securities positions	35,979	22,590
Net capital	$ 35,979	$ 22,590
CAPITAL REQUIREMENTS		
Net capital required	$ 5,000	$ 5,000
Net capital in excess of requirements	30,979	17,590
Net capital, as shown above	$ 35,979	$ 22,590
Ratio of aggregated indebtedness to net capital	0 to 1	0 to 1

C.G. Menk & Associates, Inc.

RECONCILIATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Years ended December 31, 2004 and 2003

	2004	2003
RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ -	$ -
Changes as noted during audit		
Other adjustments	-	-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$ -	$ -
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 35,223	$ 22,628
Changes as noted during audit		
Recordation of capital, lease net	-	-
Nonallowable commission receivables shown as allowable	-	-
Write-off of inventory included as nonallowable asset	-	-
Reclassify capital item included as nonallowable asset	-	-
Allowable deposits shown as nonallowable	-	-
Other adjustments	756	(38)
	756	(38)
Net capital per schedule of computation of aggregate indebtedness and net capital	$ 35,979	$ 22,590

C.G. Menk & Associates, Inc.

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Years ended December 31, 2004 and 2003

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

C.G. Menk & Associates, Inc.

SIPC ASSESSMENT

Years ended December 31, 2004 and 2003

The Company, as a member of the Securities Investor Protection Corporation, has been assessed $150 and $150 for the years ended December 31, 2004 and 2003, respectively. This assessment has been paid as of December 31, 2004 and 2003, respectively.

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

In planning and performing our audits of the financial statements and supplementary schedules of C.G. Menk & Associates, Inc. for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the regulations for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Reznick Group

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities over safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
February 3, 2005